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                                                                  Exhibit (a)(9)

Monday December 13, 1999


                   COMPAGNIE GENERALE DE GEOPHYSIQUE COMPLETES
                      ACQUISITION OF GEOSCIENCE CORPORATION.

       Paris, France--December 13, 1999-- Compagnie Generale de Geophysique (Paris RM: 12016) (NYSE:GGY NEWS) announced today that, through Sercel Acquisition Corp., renamed Syntron Corporation, a wholly-owned subsidiary of Sercel, Inc., it had completed its $6.71 per share cash tender offer for the outstanding common shares of GeoScience Corporation (NASDAQ:GSCI - NEWS). Sercel has accepted for payment 9,414,263, or approximately 94.3% of the outstanding GeoScience shares.

       The tender offer was made pursuant to a merger agreement between CGG and GeoScience Corporation. Under the merger agreement, the remaining GeoScience shares will be converted in a merger into the right to receive the $6.71 per share cash amount paid in the tender offer. Sercel intends to complete the merger of GeoScience into a Sercel subsidiary today.

       GeoScience Corporation, based in Houston, Singapore and the United Kingdom, employs 360 people, and is, through its subsidiary Syntron, Inc., a leader in the area of marine seismic data acquisition equipment (in both surface and seabed environments).

       Based in Nantes (France), Sercel S.A. is present in the United States through Sercel, Inc. (Houston), which is one of the leading manufacturers of land seismic data acquisition equipment. As a result of the merger, Sercel will be the direct parent of GeoScience. The union of Sercel and GeoScience-Syntron, owing to the complementary nature of their products, makes the combined company one of the world's largest producers of seismic equipment, with a complete range of state-of-the-art products.



Contact:        Christophe PETTENATI-AUZIERE +33-1-64-47-36-75
                E-mail:    invrel@cgg.com
                Web site:  www.cgg.com